September 1, 2022


Via U.S. Mail

Annie Lee Cloird
2922 Tatum Street
Little Rock, Arkansas 72204


                       Re:     Cloird Annie
                               File No. 811-23819

Dear Ms. Cloird:

         On August 16, 2022 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940 (
  1940 Act   ).
In that filing, you note that you are concurrently filing a registration statement pursuant to
Section 8(b) of the 1940 Act.

        Your current filing is materially deficient. Consequently, we believe you should either withdraw your filing or amend it to provide substantive and accurate responses to its item requirements. As a result of the missing disclosure, you should not deem
yourself a    registered
investment company or exempt from registration of securities. We do not believe investors should rely on the documents you have filed with us for any investment purpose. We also believe you should consult with a lawyer. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.

       If you have any questions, you may contact our office at (202) 551-6921.

                                                  Sincerely,


                                                  Disclosure Review and
Accounting Office